Exhibit 99.1

ReneSola Ltd Announces Fourth Quarter and Full Year 2013 Results

JIASHAN, China, March 24, 2014 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com)(NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2013.

Fourth Quarter 2013 Financial and Operating Highlights

•	Total solar module shipments were 505.3 MW, representing an increase of 9.2% from Q3 2013. Total solar wafer and module shipments in Q4 2013 were 784.1 megawatts (“MW”), representing a decrease of 7.9% from 851.0 MW in Q3 2013.

•	Net revenues were US$438.8 million, representing an increase of 4.7% from US$419.3 million in Q3 2013.

•	Gross profit was US$47.4 million with a gross margin of 10.8%, compared to gross profit of US$34.1 million with a gross margin of 8.1% in Q3 2013.

•	Operating income was US$8.2 million with an operating margin of 1.9%, compared to an operating loss of US$180.3 million with an operating margin of negative 43.0% in Q3 2013.

•	Net income attributable to holders of ordinary shares was US$0.8 million, representing basic and diluted earnings per share of US$0.00 and basic and diluted earnings per American depositary share (“ADS”) of US$0.01.

•	Cash and cash equivalents plus restricted cash were $348.9 million as of the end of Q4 2013, compared to US$438.5 million as of the end of Q3 2013.

•	Net cash outflow from operating activities was US$29.5 million compared to net cash inflow from operating activities of US$79.6 million in Q3 2013.

Full Year 2013 Financial and Operating Highlights

•	Total solar module shipments were 1,728.8 MW, representing an increase of 142.5% from 712.8 MW for full year 2012. Total solar wafer and module shipments were 3,146.5 MW, representing an increase of 42.4% from 2,209.0 MW for full year 2012.

•	Net revenues were US$1,519.6 million, an increase of 56.8% from US$969.1 million in 2012.

•	Gross profit was US$103.3 million with a gross margin of 6.8%, compared to a gross loss of US$35.7 million with a gross margin of negative 3.7% in 2012.

•	Operating loss was US$222.1 million with an operating margin of negative 14.6%, mainly due to a non-cash impairment charge of US$202.8 million recorded in Q3 2013 primarily associated with the Company’s Sichuan polysilicon factory, compared to an operating loss of US$179.0 million with an operating margin of negative 18.5% in 2012.

•	Net loss attributable to holders of ordinary shares was US$259.5 million, representing basic and diluted loss per share of US$1.42 and basic and diluted loss per ADS of US$2.85.

•	Net cash inflow from operating activities was US$120.1 million compared to net cash outflow from operating activities of US$94.7 million in 2012.

“We achieved another quarter of record solar module shipments and record revenue, and recognized net profit for the first time in two years. It was a great achievement of which I’m very happy and proud,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “In a year in which the global solar industry showed real signs of recovery despite persistent challenges, we are happy to have not only endured but to be returning to profitability. In 2013, our module shipments increased dramatically from last year, demonstrating our current position as one of the world’s major module providers, and after only 18 months of scale production. Our business performance and financial results underscore the success of our efforts to grow our brand recognition and market share in international markets. Moreover, we have become one of the top module suppliers in the United States, Europe and Japan.

“We started our global OEM initiative two years ago and in 2013 saw remarkable progress in that strategy. We currently have overseas OEM module capacity of approximately 1GW, with facilities in Poland, South Africa, India, Malaysia, South Korea, Turkey, and most recently Japan, which are responsible for an increasing proportion of our module shipments. Our OEM strategy enables us to grow our business with minimum capital expenditure, and also provides us great flexibility in terms of capacity expansion as dictated by actual market conditions. Furthermore, given the potential of extended and additional anti-dumping and countervailing measures regarding Chinese solar products, our global OEM capability puts us in a very favorable position to manage such regulatory obstacles.

“We saw rapid growth in our international business development last year. We now have 15 overseas sales offices, with our most recent openings in established markets like France, and emerging markets like Panama, Turkey and Thailand. We are also in the process of setting up new sales offices in Southeast Asia, Latin America, the UAE, Africa, Russia, and Canada, and we now have 27 warehouses around the globe. With our local teams and distribution centers serving the majority of overseas markets, we are able to provide tailor-made local support and solutions, as well as instant product delivery. Moreover, we are able to extend the reach of our brand image and enhance our reputation for quality, which is key to our goal of becoming an integrated service and solution provider.”

Fourth Quarter 2013 Results

Solar Wafer and Module Shipments

	4Q13	3Q13	4Q12	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	784.1	851.0	713.2	(7.9)%	10.0%
Module Shipments (MW)	505.3	462.9	320.5	9.2%	57.7%
Wafer Shipments (MW)	278.9	388.1	392.7	(28.1)%	(29.0)%

The sequential increase in solar module shipments was mainly the result of increased demand in China. The sequential decrease in solar wafer shipments was the result of the Company’s ongoing shift toward using its wafers for internal module production rather than external sales.

Net Revenues and Gross Profit

	4Q13	3Q13	4Q12	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$438.8	$419.3	$306.5	4.7%	43.2%
Gross Profit (US$mln)	$47.4	$34.1	$10.3	39.0%	361.5%
Gross Margin	10.8%	8.1%	3.3%	-	-

Revenues increased quarter-over-quarter due to an increase in the ASPs of solar modules along with growth in module shipments. The sequential increase in gross profit was due to an increase in the proportion of the Company’s sales from solar modules, which generate higher margins than those of the Company’s wafer business. Gross margin was positively affected by improved operation of the Company’s Sichuan factory in Q4 2013 after the closure of the Phase I facility in Q3.

Operating Income (Loss)

	4Q13	3Q13	4Q12	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$39.2	$214.3	$34.0	(81.7)%	15.3%
Operating Income (Loss) (US$mln)	$8.2	$(180.3)	$(23.8)	-	-
Operating Margin	1.9%	(43.0)%	(7.8)%	-	-

The sequential decrease in operating expenses was primarily due to an impairment charge recognized in Q3 related to the Company’s polysilicon Phase I facility.

Foreign Exchange Gain

The Company had a foreign exchange gain of US$1.2 million and recognized a US$0.9 million loss on derivatives in Q4 2013.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a gain from a change in fair value of warrant derivative liabilities of US$5.9 million in Q4 primarily due to the decrease in the Company’s stock price.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	4Q13	3Q13	4Q12
Net Income (Loss) (US$mln)	$0.8	$(200.3)	$(88.9)
Diluted Earnings (Loss) per Share	$0.00	$(1.12)	$(0.51)
Diluted Earnings (Loss) per ADS	$0.01	$(2.23)	$(1.03)

Liquidity and Capital Resources

Net cash outflow from operating activities was US$29.3 million in Q4 2013, compared to net cash inflow of US$79.6 million in Q3 2013.

Net cash and cash equivalents plus restricted cash were US$348.9 million at December 31, 2013, compared to US$438.5 million at September 30, 2013.

Total debt was US$742.6 million at December 31, 2013, compared to US$831.2 million at September 30, 2013, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$673.1 million at December 31, 2013, compared to US$695.6 million at September 30, 2013.

Full Year 2013 Results

Solar Wafer and Module Shipments

	FY13	FY12	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	3,146.5	2,209.0	42.4%
Module Shipments (MW)	1,728.8	712.8	142.5%
Wafer Shipments (MW)	1,417.7	1,496.2	(5.2)%

The significant increase in module shipments during 2013 was mainly the result of the Company’s successful efforts to improve its brand recognition and grow its market share globally as a leading module provider and improved market conditions.

Net Revenues and Gross Profit (Loss)

	FY13	FY12	Y-o-Y%
Net Revenues (US$mln)	$1,519.6	$969.1	56.8%
Gross Profit (Loss) (US$mln)	$103.3	$(35.7)	-
Gross Margin	6.8%	(3.7)%	-

The increase in revenues was the result of an increase in solar module shipments, which offset a decrease in solar module ASPs. The return to gross profit from gross loss was driven by an increase in solar module shipments and a gradual recovery in the global solar market from a situation of significant oversupply.

Operating Loss

	FY13	FY12	Y-o-Y%
Operating Expenses (US$mln)	$325.3	$143.3	127.0%
Operating Loss (US$mln)	$(222.1)	$(179.0)	24.0%
Operating Margin	(14.6)%	(18.5)%	-

The increase in operating expenses was primarily due to (1) an impairment charge of US$202.8 million recognized in 2013 primarily related to the Company’s polysilicon facility, and (2) an increase in sales and marketing expenses in conjunction with the Company’s international business development activities. The increase in operating expenses was offset by a gain of US$34.7 million on the forfeiture by a customer of a deposit the Company received in connection with a long-term supply contract. Operating expenses represented 21.4% of total revenues in 2013, compared to 14.8% in 2012. Excluding the non-cash impairment charge and the gain, operating expenses represented 10.3% of total revenues in 2013, compared to 13.1% in 2012 excluding other impairment charges of US$ 16.4 million.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a gain from a change in fair value of warrant derivative liabilities of US$3.2 million in 2013.

Net Loss Attributable to Holders of Ordinary Shares

	FY13	FY12
Net Loss (US$mln)	$(259.5)	$(242.5)
Diluted Loss per Share	$(1.42)	$(1.40)
Diluted Loss per ADS	$(2.85)	$(2.81)

Liquidity and Capital Resources

Net cash inflow from operating activities was US$119.8 million in 2013, compared to net cash outflow of US$94.7 million in 2012.

Net cash and cash equivalents plus restricted cash were US$348.9 million as of the end of 2013, compared to US$268.1 million as of the end of 2012.

As of the end of 2013, total debt was US$742.6 million, compared to US$790.2 million as of the end of 2012, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. As of the end of 2013, short-term borrowings were US$673.1 million, compared to US$733.6 million as of the end of 2012.

Polysilicon Update

The total output of polysilicon for full year 2013 was 2,875 metric tons, with an output of 1,768 metric tons in Q4 2013. The operation of the Company’s Sichuan polysilicon factory was temporarily suspended for equipment maintenance and optimization purposes in Q1 2014. Full operations resumed in March of this year. With polysilicon prices recently going up and remaining stable, the Company expects to benefit from its in-house polysilicon capability going forward.

Business Highlights

Geographic Breakdown of Module Shipments

	2013 Q1	2013 Q2	2013 Q3	2013 Q4	FY 2013
U.S.	4.4%	13.0%	30.8%	27.4%	20.4%
Europe	59.7%	49.4%	38.8%	26.5%	41.8%
Japan	3.2%	7.4%	6.5%	5.2%	5.7%
China	17.9%	14.6%	9.5%	21.6%	15.9%
Other	14.8%	15.6%	14.4%	19.3%	16.2%

For 2014, the Company expects a material increase in module shipments to Japan.

Research and Development

During Q4, ReneSola continued to invest in the development of new technologies and to increase the efficiency of its current solar products.

Wafers and Modules

During Q4, the Company began trial production of its new A+++ wafer, and expects to begin mass production in Q2 2014. The new A+++ wafer will have an average efficiency increase of 0.25% compared to the A++ wafer.

The Company expects to launch a new Virtus III module using its own A+++ wafer in Q2 2014. The increased efficiency of the new module is expected to result in a slightly lower cost per watt compared to the Virtus II module.

The Company began mass production of its full-black mono-cell module during Q4. This is a high-end, limited supply module designed for residential rooftop use. The full-black module blends seamlessly with the black back panel and provides high efficiency along with a sleek appearance.

The Company’s newly developed glass-glass module, which features exceptional reliability in terms of fireproof performance, as well as great durability under harsh environments such as desert conditions and salt and snow exposure. It is expected to start the certification process and enter trial production soon.

Inverter

The Company’s micro-inverter now features remote regulation functionality, which enables customers to regulate the voltage and frequency range of the grid to meet field requirements. In Q4, the Company obtained certification for its string inverter across a number of markets, including Germany, South Africa, and the United States.

LED

The Company currently has developed 600 models of LED products, and expects to obtain TUV-CE, UL and CUL, and SAA and CTICK certificates for over 100 of these models during Q2 2014. The Company’s full line of LED products is currently being marketed globally.

Recent Business Developments

•	In March, ReneSola announced it will deliver 66 Replus string inverters, 100 Micro Replus micro inverters, and 2,000 ReneSola 240W and 260W Virtus II modules to Enlightened Solar to be installed at residential housing developments in southeastern England.
•	In March, ReneSola announced it had delivered approximately 45,900 of its high-efficiency modules to the Photovoltaic Plant of Ferrara Aranova project, a 11.7MW ground-mounted solar project in Italy developed by Tozzi Sud S.p.A., an Italian designer, manufacturer, and installer of power plants.
•	In March, ReneSola announced it will begin manufacturing its Virtus II modules in Japan through a joint venture, Vitec Global Solar, in partnership with Vitec Co., Ltd., a Japanese trading company that specializes in the sale of semiconductor and electrical products.
•	In February, ReneSola announced it had opened a new office in Lyon, France. The office will provide regional sales and customer support services.
•	In February, ReneSola announced it is supplying 13MW of its high-efficiency Virtus and Virtus II polycrystalline solar modules to Low Carbon, a UK-based investor in renewable energy developers and projects. The modules will power a ground-mounted project on 63.5 acres of land in Wiltshire, England.
•	In February, ReneSola announced that it had provided 10,000 of its high efficiency solar PV modules to Chevron Energy Solutions, one of the largest installers of solar power in the United States, for a 3.1MW multi-site project in Lemoore, California. The multi-array project will consist of 2.85MW of ReneSola's 72-cell 300W polycrystalline modules and 260KW of 260W monocrystalline modules.
•	In February, ReneSola announced the formal launch of ReneSola Panama Inc., the Company's first branch office in Latin America. The office will be responsible for sales and marketing efforts across Latin America and the Caribbean region.
•	In January, ReneSola announced an agreement to provide Isolux Corsan, a global benchmark in the areas of concessions, energy, construction and industrial services and a leader in engineering, procurement and construction projects for solar PV plants, with 57 megawatts of Virtus PV modules for installation in three commercial PV projects in the United Kingdom.
•	In January, ReneSola announced the formal launch of ReneSola South Africa (Pty) Ltd. in Cape Town. The office will be responsible for sales and marketing efforts across Africa and South Africa.
•	In January, ReneSola announced it provided Isolux Corsan Servicios, S.A., a global benchmark in the areas of concessions, energy, construction and industrial services and a leader in engineering, procurement and construction projects for solar PV plants, with 31.7 MW of Virtus PV modules for a commercial PV project in the United Kingdom.

•	In January, ReneSola marked a year of projects that cumulatively utilize over 50MW of solar power across several sites in North Carolina and that are powered by ReneSola's high-efficiency 300W 72-cell polycrystalline solar modules.
•	In January, ReneSola announced it had been awarded a contract to supply 420MW of solar panels to a leading solar project developer based in Japan. ReneSola's Virtus II 300W 72-cell high-efficiency polycrystalline PV panels will be installed in over ten ground-mounted power plants in the mountain regions of Japan, and will provide power to the surrounding residential homes.
•	In December, ReneSola announced it had signed a Memorandum of Intent to sell three utility-scale projects in Western China, with a total capacity of 60MW, to Jiangsu Akcome Solar Science & Technology Co., Ltd. on December 30, 2013, pursuant to which the share transfer agreement was subsequently entered into on January 3, 2014.
•	In December, ReneSola announced its collaboration with Solar Power Systems of Mexico to implement a 192KW project for glass manufacturer Vidrio Formas in Lerma, Edo, Mexico.
•	In December, ReneSola announced its ReneSola Jiangsu Product Center Laboratory had received ISO/IEC 17025:2005 certification from the Canadian Standards Association, an international organization that advocates high standards in safety, sustainability, and performance. The Witnessed Manufacturer's Testing for Certification Program, led by CSA, covered 12 types of tests on ReneSola's solar panels. Certification under this program means ReneSola PV panel testing and calibration conform to international standards, and positions ReneSola's Jiangsu laboratory among leaders in the solar industry.
•	In December, ReneSola announced collaborative projects with Silicon Valley-based solar integrator Vista Solar.
•	In December, ReneSola announced its collaboration with Community Energy, Inc., a Pennsylvania based developer of clean energy projects. ReneSola provided its high-efficiency PV modules to power the 63KW roof-top solar array installed at Temple University in Philadelphia, PA.
•	In December, ReneSola announced it will deliver 6.8MW of its high efficiency Virtus II 72-cell 300W polycrystalline photovoltaic modules to one of California's leading project developers, Pristine Sun.
•	In December, ReneSola announced it will partner with LTS Energy to develop a 330 kW solar project for "Ranch 41," a farm in Fallbrook, California. ReneSola will provide its high-efficiency Virtus II 305W polycrystalline modules for this fixed tilt ground mount PV project.

Outlook

For Q1 2014, the Company expects total solar module shipments to be in the range of 500MW to 520 MW, and gross margin to be in the range of 9% to 11%.

For full year 2014, the Company expects total solar module shipments to be in the range of 2.3 GW to 2.5 GW.

For year 2014, the Company does not have any plans for internal capacity expansion.

Conference Call Information

ReneSola's management will host an earnings conference call on Monday, March 24, 2014 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International: +1-845-507-1610

Hong Kong:  +852-3051-2792

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until April 1, 2014:

International: +1-646-254-3697

Passcode:  9934282

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, ReneSola (NYSE:SOL) is a leading global manufacturer of high-efficiency solar PV modules and wafers. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.ReneSola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen

ReneSola Ltd

Tel: +86-21-62809180-162

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: sol@ogilvy.com

 RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31,	Sep 30,	Dec 31,
	2013	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	86,773	95,240	93,283
Restricted cash	262,127	343,277	174,828
Accounts receivable, net of allowances for doubtful accounts	236,576	321,183	216,835
Inventories	359,577	342,174	254,880
Advances to suppliers-current	14,210	14,558	23,614
Amounts due from related parties	408	4,850	10,804
Value added tax recoverable	30,113	36,756	34,962
Income tax recoverable	2,667	2,810	2,753
Prepaid expenses and other current assets	50,031	22,673	32,799
Project assets	34,173	51,868	25,802
Deferred convertible notes issue costs-current	784	784	784
Derivative assets	1,503	602	660
Assets held-for-sale	122,638	-	-
Deferred tax assets-current, net	5,218	2,501	1,773
Total current assets	1,206,798	1,239,276	873,777

Property, plant and equipment, net	863,093	950,702	1,102,562
Prepaid land use right, net	44,996	45,848	49,937
Deferred tax assets-non-current, net	13,659	18,873	13,530
Deferred convertible notes issue costs-non-current	941	1,137	1,726
Advances for purchases of property, plant and equipment	5,627	2,406	8,317
Advances to suppliers-non-current	2,214	5,928	5,928
Other long-lived assets	2,423	2,596	2,546
Total assets	2,139,751	2,266,766	2,058,323

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	673,096	695,604	733,618
Accounts payable	656,243	820,009	483,025
Advances from customers-current	99,499	51,577	40,384
Amounts due to related parties	9,210	12,922	18,826
Other current liabilities	161,880	173,186	162,849
Income tax payable	5,306	1,741	2,552
Derivative liabilities	1,463	1,552	975
Warrant derivative liabilities	9,345	15,197	-
Liabilities held-for-sale	99,434	-	-
Total current liabilities	1,715,476	1,771,788	1,442,229

Convertible notes payable-non-current	111,616	111,616	111,616
Long-term borrowings	69,489	135,560	56,580
Advances from customers-non-current	8,154	9,172	32,271
Warranty	20,612	18,067	10,317
Deferred subsidies and other	46,733	42,569	29,894
Other long-term liabilities	1,157	7,404	11,014
Total liabilities	1,973,237	2,096,176	1,693,921

Shareholders' equity
Common shares	475,816	475,781	421,461
Additional paid-in capital	4,058	6,099	5,250
Accumulated losses	(397,183)	(397,974)	(137,656)
Accumulated other comprehensive income	83,614	86,348	74,835
Total equity attributable to ReneSola Ltd	166,305	170,254	363,890
Noncontrolling interest	209	336	512
Total equity	166,514	170,590	364,402

Total liabilities and equity	2,139,751	2,266,766	2,058,323

RENESOLA LTD
 Unaudited Consolidated Statements of Income
 (US dollar in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012

Net revenues	438,837	419,271	306,454	1,519,635	969,132
Cost of revenues	(391,478)	(385,203)	(296,193)	(1,416,372)	(1,004,826)
Gross profit (loss)	47,359	34,068	10,261	103,263	(35,694)
GP%	10.8%	8.1%	3.3%	6.8%	(3.7)%

Operating (expenses) income:
Sales and marketing	(18,201)	(18,817)	(11,097)	(67,037)	(33,646)
General and administrative	(12,659)	(15,900)	(12,074)	(54,960)	(50,882)
Research and development	(11,265)	(14,197)	(10,612)	(46,452)	(44,102)
Other operating income, net	2,960	37,350	3,894	45,886	1,656
Impairment of long-lived assets	-	(202,757)	-	(202,757)	(6,438)
Goodwill impairment	-	-	(378)	-	(6,161)
Intangible asset impairment	-	-	(3,764)	-	(3,764)
Total operating expenses	(39,165)	(214,321)	(34,031)	(325,320)	(143,337)

Income (loss) from operations	8,194	(180,253)	(23,770)	(222,057)	(179,031)

Non-operating (expenses) income:
Interest income	2,735	2,212	1,380	8,443	7,118
Interest expense	(13,105)	(11,910)	(12,950)	(52,109)	(50,629)
Foreign exchange gain (loss)	1,187	2,532	3,054	(368)	1,386
(Loss) gain on derivatives, net	(741)	(3,651)	881	634	(54)
Change in fair value of warrant derivative liabilities	5,852	(2,650)	-	3,203	-
	(4,072)	(13,467)	(7,635)	(40,197)	(42,179)

Income (loss) before income tax, noncontrolling interests	4,122	(193,720)	(31,405)	(262,254)	(221,210)

Income tax (expense) benefit	(3,321)	(6,535)	(57,508)	2,723	(21,352)
Net income (loss)	801	(200,255)	(88,913)	(259,531)	(242,562)

Less: Net income (loss) attributed to noncontrolling interests	10	(2)	(2)	(4)	(47)
Net income (loss) attributed to ReneSola Ltd	791	(200,253)	(88,911)	(259,527)	(242,515)

Earnings (loss) per share
Basic	0.00	(1.12)	(0.51)	(1.42)	(1.40)
Diluted	0.00	(1.12)	(0.51)	(1.42)	(1.40)

Earnings (loss) per ADS
Basic	0.01	(2.23)	(1.03)	(2.85)	(2.81)
Diluted	0.01	(2.23)	(1.03)	(2.85)	(2.81)

Weighted average number of shares used in computing earnings per share

Basic	203,341,160	179,375,057	172,773,664	182,167,908	172,671,369
Diluted	206,374,834	179,375,057	172,773,664	182,167,908	172,671,369

 RENESOLA LTD
Unaudited Condensed Consolidated Statement of Comprehensive Income
(US dollar in thousands)

	Three Months ended			Twelve Months Ended
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Net income (loss)	801	(200,255)	(88,913)	(259,531)	(242,562)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(2,734)	2,657	4,129	8,779	3,190
Other comprehensive income (loss)	(2,734)	2,657	4,129	8,779	3,190

Comprehensive loss	(1,933)	(197,598)	(84,784)	(250,752)	(239,372)
Less: comprehensive income (loss) attributable to non-controlling interest	10	(2)	(2)	(4)	(47)
Comprehensive loss attributed to Renesola Ltd	(1,943)	(197,596)	(84,782)	(250,748)	(239,325)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

For the year ended December 31,

	2013	2012

Cash flow from operating activities:
Net loss	(259,531)	(242,562)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	740	59,313
Depreciation and amortization	112,894	93,502
Amortization of deferred convertible bond issuances costs and premium	784	784
Allowance for doubtful receivables and advance to suppliers	3,658	852
Losses on derivatives	634	54
Fair value change of warranty liabilities	(3,203)	-
Gain on early extinguishment of debt	(34,707)	-
Share-based compensation	(265)	2,221
Loss on disposal of long-lived assets	632	935
Gain on disposal of land use right	(4,694)	-
Impairment of goodwill	-	6,161
Impairment of Intangible assets	-	3,764
Impairment of long-lived assets	202,757	6,438
Reversal of firm purchase commitment	-	(3,931)

Changes in assets and liabilities:
Accounts receivable	(25,362)	(98,242)
Inventories	(97,019)	(157,339)
Project assets	(25,101)	(21,896)
Advances to suppliers	10,146	4,474
Amounts due from related parties	477	9,378
Value added tax recoverable	(7,842)	7,234
Prepaid expenses and other current assets	9,726	(4,775)
Prepaid land use rights	-	767
Proceeds from disposal of land use right	8,207	-
Accounts payable	156,692	243,304
Advances from customers	67,651	(33,634)
Income tax payables	2,870	3,658
Other current liabilities	6,384	3,921
Other long-term liabilities	(8,690)	(982)
Accrued warranty cost	9,842	(2,617)
Deferred taxes assets	(3,832)	22,441
(Payment) Provision for litigation	(4,017)	2,046
Net cash provided by (used in) operating activities	119,831	(94,731)

Cash flow from investing activities:
Purchases of property, plant and equipment	(90,140)	(113,534)
Advances for purchases of property, plant and equipment	(36,098)	(22,887)
Cash received from government subsidy	16,819	1,458
Proceeds from disposal of property, plant and equipment	442	187
Changes in restricted cash	(80,916)	(114,453)
Net cash (paid)/received on settlement of derivatives	(978)	769
Purchases of investment securities	-	(759)
Net cash used in investing activities	(190,871)	(249,219)

Cash flow from financing activities:
Proceeds from bank borrowings	1,452,032	1,115,847
Proceeds from issuance of common shares	70,050	-
Repayment of bank borrowings	(1,450,352)	(1,056,351)
Proceeds from exercise of stock options	487	-
Share issuance costs	(4,552)	-
Contribution from noncontrolling interests	(36)	404
Issue cost refund	-	8
Net cash provided by financing activities	67,629	59,908

Effect of exchange rate changes	(3,099)	(1,714)
Net decrease in cash and cash equivalent	(6,510)	(285,756)
Cash and cash equivalent, beginning of year	93,283	379,039
Cash and cash equivalent, end of year	86,773	93,283